Exhibit 99.1



Constellation Brands

SECOND QUARTER FISCAL YEAR 2021 RESULTS

OCTOBER 1, 2020

#WORTHREACHINGFOR | VISIT US



Constellation Overcomes COVID-Related Headwinds to Deliver Solid Business Performance
Beer Depletions Increase Almost 5%
Performance Drives Strong Cash Generation, Debt Reduction

Second Quarter Fiscal Year 2021 Financial Highlights [(1)] | In millions, except per share data	Net Sales	Operating Income	Earnings Before Interest & Taxes (EBIT)	Diluted Net Income (Loss) Per Share Attributable to CBI (EPS)	Diluted EPS Excluding Canopy
Reported	$2,260	$839	NA	$2.62	NA
% Change	(4%)	17%	NA	195%	NA
Comparable	$2,260	$798	$762	$2.76	$2.91
% Change	(4%)	1%	3%	1%	—%

(1) Definitions of reported, comparable, and organic, as well as reconciliations of non-GAAP financial measures, are contained elsewhere in this news release.
NA=Not Applicable

HIGHLIGHTS

- Despite COVID-related challenges, generates **reported basis EPS** of **$2.62** and **comparable basis EPS** of **$2.76**, including Canopy Growth equity losses of $0.15; **excluding Canopy Growth equity losses**, achieved comparable basis EPS of $2.91
- Beer depletion growth remains **strong**; current **production** in Mexico maintained at **normal levels**
- Wine & Spirits Business delivers strong margin performance and double-digit Power Brand growth in IRI channels
- Generates **$1.4 billion** of **operating cash flow** and **$1.2 billion** of **free cash flow**, an increase of 2% and 10%, respectively
- **Reduces debt** by almost **$600 million**
- **Announces a minority stake in Booker Vineyard's** super-luxury, direct-to-consumer focused wine business, reinforcing the company's direct-to-consumer and 3-tier eCommerce initiatives
- **Acquires remaining interest in Copper & Kings**, a Kentucky-based craft spirits producer, broadening our premium spirits portfolio
- **Declares quarterly cash dividend** of $0.75 per share of Class A Common Stock and $0.68 per share of Class B Common Stock
- Fiscal 2021 guidance is unavailable at this time due to the uncertainty and potential impacts on the business from COVID-19









Corona
LA VIDA MAS FINA
SERVE UP
Kim
us open
MAKE IT
Amazing
WOODBRIDGE
BY ROBERT MONDAVI
A LEGENDARY WINE FOR A LEGENDARY GAME
OFFICIAL WINE OF MAJOR LEAGUE BASEBALL

"Despite the ongoing challenges of the pandemic, we delivered excellent Q2 results, as we continued to invest in brands and capabilities to drive sustainable long-term growth. We remain confident in the resiliency of our business, our brand health and consumer takeaway remain strong, and we are well positioned to deliver a solid year of organic growth in fiscal 21."

Bill Newlands
President and Chief Executive Officer



"We continue to generate strong financial results despite headwinds related to COVID-19. Double-digit free cash flow growth has enabled ongoing debt reduction and progress in achieving our targeted leverage goal."

Garth Hankinson
Chief Financial Officer

beer

Three Months Ended | In millions; branded product, 24-pack, 12-ounce case equivalents	Shipment Volume	Organic Shipment Volume (2)	Depletion Volume (2)	Net Sales (3)	Organic Net Sales (1)	Operating Income (3)
August 31, 2020	90.4	90.4		$1,635.9	$1,635.9	$695.7
August 31, 2019	91.9	91.2		$1,640.4	$1,615.7	$685.3
% Change	(1.6%)	(0.9%)	4.7%	—%	1%	2%

(2) Three months ended August 31, 2019, includes an adjustment to remove volume associated with the Ballast Point craft beer business "Ballast Point Divestiture" for the period June 1, 2019, through August 31, 2019.

(3) Three months ended August 31, 2019, includes $24.7 million of net sales and $4.8 million of gross profit less marketing that are no longer part of the beer segment results after the Ballast Point Divestiture.

HIGHLIGHTS

- **Constellation's Beer Business** posted **depletion growth** of **almost 5%** as strong performance in off-premise channels continues to more than offset the COVID-19 related impact of the nearly 50% reduction in the on-premise channel.
- The **Corona Brand Family** grew double-digits in IRI channels driven by the successful launch of **Corona Hard Seltzer** and continued robust growth of **Corona Premier** and **Corona Extra**.
- **Corona Hard Seltzer** delivered **great performance** that has exceeded expectations. The brand continues to hold the **#4 hard seltzer spot**, with 6% IRI market share in the U.S. hard seltzer category. Velocity remains strong as distribution increases to almost 70% ACV in IRI channels.
- **Modelo Especial** achieved over 9% **depletion growth** during the quarter and solidified its position as the #3 beer brand in the entire U.S. beer category.
- **Pacifico** posted **growth** of almost 30% in IRI channels, and was a top share gainer within the Import Segment.
- The COVID-19 related slowdown of beer production in Mexico earlier in the fiscal year impacted shipment volumes and distributor inventory levels. Product inventories are expected to return to more normal levels by the end of the third quarter fiscal 2021 as shipment volume is expected to outpace depletion volume.
- **Operating margin increased** 70 basis points to 42.5%, as benefits from favorable pricing and reduced marketing spend were partially offset by increased COGS.


#3 BEER
IN DOLLAR SALES IN THE U.S.
ROLLING 52-WEEK PERIOD IN IRI CHANNELS
Modelo

wine and spirits

Three Months Ended | In millions; branded product, 9-liter case equivalents	Shipment Volume	Organic Shipment Volume (4)	Depletion Volume (4)	Net Sales (5)	Organic Net Sales (1)	Operating Income (5)
August 31, 2020	11.6	11.6		$624.5	$624.5	$161.5
August 31, 2019	14.4	13.9		$703.6	$684.3	$160.4
% Change	(19.4%)	(16.5%)	(3.3%)	(11%)	(9%)	1%

(4) Three months ended August 31, 2019, includes an adjustment to remove volume associated with the Black Velvet Canadian Whisky business "Black Velvet Divestiture" for the period June 1, 2019, through August 31, 2019.

(5) Three months ended August 31, 2019, includes $19.3 million of net sales and $8.6 million of gross profit less marketing that are no longer part of the wine and spirits segment results after the Black Velvet Divestiture.

HIGHLIGHTS

- Marketplace performance for higher-end wine Power Brands outpaced the total higher-end wine category driven by double-digit growth for **Kim Crawford**, **Meiomi**, and **The Prisoner Brand Family**.
- The wine and spirits innovation pipeline is primed with impactful product introductions for the third quarter of fiscal 2021 including the launch of **The Prisoner** cabernet sauvignon and chardonnay varietals, **SVEDKA** and **High West** ready-to-drink cocktails, and **Meiomi** cabernet sauvignon.
- **Operating margin increased** 310 basis points to 25.9% as benefits from mix, lower marketing spend, and price were partially offset by higher COGS and SG&A as a percentage of net sales.


new SVEDKA VODKA SODA cocktail
REAL VODKA REAL JUICE NATURAL FLAVORS
– 8% ALC/VOL –
SVEDKA
SVEDKA

Information Related to the Wine and Spirits Businesses to be Sold

The further revised Wine and Spirits transaction to sell a portion of the business to E. & J. Gallo Winery ("Gallo") (the "Further Revised Wine and Spirits Transaction") is now assumed to close by the end of the third quarter of fiscal 2021 and the separate, but related, agreement to divest the Nobilo Wine brand to Gallo (the "Nobilo Transaction") is also assumed to close by the end of the third quarter of fiscal 2021. In addition, the company agreed to divest the Paul Masson Grande Amber Brandy brand and the concentrate business in separate transactions that are assumed to close by the end of the third quarter of fiscal 2021 and plans to retain the Cooks and J. Roget brands and the Mission Bell Winery.

The following table presents estimated selected wine and spirits segment financial information included in our consolidated financial statements that will no longer be part of our consolidated results after these transactions close:

Estimated Information for Wine and Spirits Businesses to be Sold	FY20 Q3	FY20 Q4	FY21 Q1	FY21 Q2
(in millions)				
Shipment volume (9-liter case equivalents)	4.7	6.1	4.5	4.6
Net sales	$179	$237	$187	$181
CAM (gross profit less marketing)	$62	$84	$77	$67

In addition, the company sold the Black Velvet Canadian Whisky business on November 1, 2019. The approximate fiscal 2020 shipment volume, net sales, and gross profit less marketing totaled 1.6 million 9-liter case equivalents, $50.3 million, and $23.2 million, respectively.

As a result of the Further Revised Wine and Spirits transactions, a stranded cost reduction plan of $130 million is expected to be realized within two years of close of divestiture activity.

EAT, EXPENSE, AND EMPOWER THROUGH #THEGREATAMERICANTAKEOUT: EMPLOYEES IN ACTION

Constellation Brands is committed to achieving greater equity for African American/Black colleagues at Constellation, within the beverage alcohol industry, and within the communities we operate in. As the restaurant and bar industry continues to face substantial COVID-19 challenges, Constellation proudly sponsored The Great American Takeout's Employees in Action initiative. From Thursday, August 27 through Sunday, August 30 Constellation encouraged all of its U.S. employees to order meals and drinks from the Constellation Brands portfolio from Black-owned restaurants and bars and covered the costs.

With the backing of distributor partners like RNDC and SGWS, Focus on Female Founders partners Austin Cocktails, and businesses big and small across the country, more than 30,000 employees were empowered to #SupportBlackOwnedRestaurants.


THE GREAT AMERICAN TAKEOUT
EMPLOYEES IN ACTION
Sponsored by
Constellation Brands

The COVID-19 crisis, which has hit Black-owned businesses disproportionately, has devastated the restaurant industry. From small independent pizzerias, sandwich shops, and taco stands, to big chain restaurants, these establishments have become reliant on takeout and delivery to survive. The Great American Takeout has generated widespread buzz, reaching more than 117 million people nationwide, and raised $400,000 to date for charitable organizations.

AWARDS & RECOGNITION

The World's Best Vineyards released their 2020 rankings in July and for the second year in a row, **Robert Mondavi Winery** has been named the **Best Vineyard in North America**. In addition, it moved up the rankings from the #12 vineyard worldwide in 2019 to #5 this year, making it the **5th best winery to visit in the world**.


THE BEST VINEYARD IN NORTH AMERICA
5
ROBERT MONDAVI WINERY
United States

Shanken News recognized Constellation Brands with five IMPACT Hot Brand Awards: **Modelo Especial**, **Modelo Chelada**, **Pacifico**, **Corona Premier**, and **Corona Refresca**. All awards are given based on sales from the prior calendar year (2019).


Modelo
Modelo CHELADA
Corona PREMIER
REFRESCA

QUARTERLY DIVIDEND

On September 30, 2020, Constellation's board of directors declared a quarterly cash dividend of $0.75 per share of Class A Common Stock and $0.68 per share of Class B Common Stock, payable on November 20, 2020, to stockholders of record as of the close of business on November 6, 2020.

† A copy of this news release, including the attachments and other financial information that may be discussed during the call, will be available on our website cbrands.com under "Investors/Reporting" prior to the call.

SECOND QUARTER FISCAL YEAR 2021 RESULTS

CONFERENCE CALL† / WEBCAST

October 1, 2020 at 11:30 a.m. EDT
(877) 673-1771 / Conference ID: 8375036
cbrands.com/investors/events

CANOPY GROWTH INVESTMENT

Constellation's share of Canopy Growth's equity earnings and related activities for second quarter of fiscal 2021 totaled a loss of $31.0 million on a reported basis and a loss of $34.1 million on a comparable basis.

Constellation has recognized a $64 million unrealized net gain in reported basis results since the initial Canopy investment in November 2017; a $48 million decrease in the fair value of Canopy investments was recognized for second quarter of fiscal 2021.

¡SALUD!: CELEBRATING HISPANIC HERITAGE MONTH

At Constellation, one way our diversity comes to life is through our growing community of business resource groups. As we continue our celebration of Hispanic Heritage Month across the business through October 15th, we invite you to learn more about ¡SALUD! – standing for Supporting and Attracting Latinos United for Diversity & Development – and its talented leaders who work each and every day to connect, attract, support and empower the Hispanic and Latinx communities within Constellation Brands.

Empowering our People: ¡SALUD! Overview Video



"As a co-lead of our ¡SALUD! Business resource group, I'm proud of how our company has made significant strides in working toward creating a genuinely diverse and inclusive environment for its employees. Constellation truly embraces that we're stronger when everyone has a voice." – YANIRA COLON

#CBIProud / #HispanicHeritageMonth

ABOUT CONSTELLATION BRANDS

At Constellation Brands (NYSE: STZ and STZ.B), our mission is to build brands that people love because we believe sharing a toast, unwinding after a day, celebrating milestones, and helping people connect, are Worth Reaching For. It's worth our dedication, hard work, and the bold calculated risks we take to deliver more for our consumers, trade partners, shareholders, and communities in which we live and work. It's what has made us one of the fastest-growing large CPG companies in the U.S. at retail, and it drives our pursuit to deliver what's next.

Today, we are a leading international producer and marketer of beer, wine, and spirits with operations in the U.S., Mexico, New Zealand, and Italy. Every day, people reach for our high-end, iconic imported beer brands such as Corona Extra, Corona Light, Corona Premier, Modelo Especial, Modelo Negra, and Pacifico, and our high-quality premium wine and spirits brands, including the Robert Mondavi Brand Family, Kim Crawford, Meiomi, The Prisoner Brand Family, SVEDKA Vodka, Casa Noble Tequila, and High West Whiskey.

But we won't stop here. Our visionary leadership team and passionate employees from barrel room to boardroom are reaching for the next level, to explore the boundaries of the beverage alcohol industry and beyond. Join us in discovering what's Worth Reaching For.

To learn more, follow us on Twitter @cbrands and visit www.cbrands.com.

MEDIA CONTACTS

Mike McGrew	773-251-4934	michael.mcgrew@cbrands.com
Amy Martin	585-678-7141	amy.martin@cbrands.com

INVESTOR RELATIONS CONTACTS

Patty Yahn-Urlaub	585-678-7483	patty.yahn-urlaub@cbrands.com
Bob Czudak	585-678-7170	bob.czudak@cbrands.com

SUPPLEMENTAL INFORMATION

Reported basis ("reported") are amounts as reported under generally accepted accounting principles. Comparable basis ("comparable") are amounts which exclude items that affect comparability ("comparable adjustments"), as they are not reflective of core operations of the segments. The company's measure of segment profitability excludes comparable adjustments, which is consistent with the measure used by management to evaluate results. The company discusses various non-GAAP measures in this news release. Financial statements, as well as supplemental schedules and tables reconciling non-GAAP measures, together with definitions of these measures and the reasons management uses these measures, are included in this news release.

FORWARD-LOOKING STATEMENTS

All statements other than statements of historical fact set forth in this news release regarding Constellation Brands' business strategy, future operations, future financial position, estimated revenues, projected costs, expected net sales and operating income, expected cash flow, future payments of dividends, and prospects, plans and objectives of management, as well as information concerning expected actions of third parties, are forward-looking statements (collectively, the "Projections") that involve risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by the Projections.

During the current quarter, Constellation Brands may reiterate the Projections. Prior to the start of the company's quiet period, which will begin at the close of business on November 30, 2020, the public can continue to rely on the Projections as still being Constellation Brands' current expectations on the matters covered, unless the company publishes a notice stating otherwise. During Constellation Brands' "quiet period," the Projections should not be considered to constitute the company's expectations and should be considered historical, speaking as of prior to the quiet period only and not subject to update by the company.

The Projections are based on management's current expectations and, unless otherwise noted, do not take into account the impact of any future acquisition, investment, merger, or any other business combination, divestiture, restructuring, or other strategic business realignments, financing or share repurchase that may be completed after the date of this release. The Projections should not be construed in any manner as a guarantee that such results will in fact occur. The actual impact of COVID-19 and its associated operating environment may be materially different than management's expectations. The pending Further Revised Wine and Spirits Transaction and the pending Nobilo Transaction, the pending Paul Masson Grande Amber Brandy transaction, and the pending concentrate business transaction (collectively, the "Wine and Spirits Transactions") are each subject to the satisfaction of certain closing conditions, including, but not limited to, receipt of required regulatory clearances. The Nobilo Transaction is also conditioned on completion of the Further Revised Wine and Spirits Transaction. There can be no assurance the Wine and Spirits Transactions will occur or will occur on the terms or timetables contemplated hereby.

In addition to the risks and uncertainties of ordinary business operations, the Projections of the company contained in this news release are subject to a number of risks and uncertainties, including:

- duration and impact of the COVID-19 pandemic, including but not limited to closure of non-essential businesses, which may include our manufacturing facilities, and other governmental containment actions;
- completion of the pending Wine and Spirits Transactions;
- impact of the Wine and Spirits Transactions, amount and use of expected proceeds from the pending transactions, amount of stranded costs, and amount and timing of cost reductions may vary from management's current expectations;
- amount of contingent consideration, if any, received in the Further Revised Wine and Spirits Transaction will depend on actual brand performance;
- beer operations expansion, construction, and optimization activities, and costs and timing associated with these activities, may vary from management's current estimates;
- accuracy of supply projections, including those relating to wine and spirits operating activities, beer operations expansion activities, and glass sourcing;
- operating cash flow, free cash flow, effective tax rate, and capital expenditures to support long-term growth may vary from management's current estimates;
- accuracy of projections associated with market opportunities and with previously announced acquisitions, investments, and divestitures;
- accuracy of projections relating to the Canopy investments may vary from management's current expectations;

- exact duration of the share repurchase implementation and the amount, timing, and source of funds for any share repurchases;
- amount and timing of future dividends are subject to the determination and discretion of the board of directors;
- raw material and water supply, production or shipment difficulties could adversely affect the company's ability to supply its customers;
- general economic, geo-political, domestic, international and regulatory conditions, instability in world financial markets, health epidemics or pandemics, quarantines or curfews, unanticipated environmental liabilities and costs, or enhanced competitive activities;
- changes to international trade agreements and tariffs, accounting standards, elections or assertions, tax laws or other governmental rules and regulations, and other factors which could impact the company's reported financial position, results of operations, effective tax rate, or accuracy of any associated Projections;
- changes in interest rates and the inherent unpredictability of currency fluctuations, commodity prices, and raw material costs; and
- other factors and uncertainties disclosed in the company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended February 29, 2020, which could cause actual future performance to differ from current expectations.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions)
(unaudited)

	August 31, 2020	February 29, 2020
ASSETS		
Current assets:		
Cash and cash equivalents	$ 204.6	$ 81.4
Accounts receivable	926.3	864.8
Inventories	1,328.4	1,373.6
Prepaid expenses and other	497.1	535.8
Assets held for sale - current	580.8	628.5
Total current assets	3,537.2	3,484.1
Property, plant, and equipment	5,184.9	5,333.0
Goodwill	7,717.4	7,757.1
Intangible assets	2,738.3	2,718.9
Equity method investments	2,931.9	3,093.9
Securities measured at fair value	764.0	1,117.1
Deferred income taxes	2,574.8	2,656.3
Assets held for sale	416.6	552.1
Other assets	597.4	610.7
Total assets	$ 26,462.5	$ 27,323.2
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Short-term borrowings	$ —	$ 238.9
Current maturities of long-term debt	533.8	734.9
Accounts payable	651.2	557.6
Other accrued expenses and liabilities	724.9	780.4
Total current liabilities	1,909.9	2,311.8
Long-term debt, less current maturities	11,066.8	11,210.8
Deferred income taxes and other liabilities	1,482.0	1,326.3
Total liabilities	14,458.7	14,848.9
CBI stockholders' equity	11,688.0	12,131.8
Noncontrolling interests	315.8	342.5
Total stockholders' equity	12,003.8	12,474.3
Total liabilities and stockholders' equity	$ 26,462.5	$ 27,323.2

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)
(unaudited)

	Three Months Ended		Six Months Ended	
	August 31, 2020	August 31, 2019	**August 31, 2020**	August 31, 2019
Sales	$ 2,459.7	$ 2,573.4	$ 4,591.4	$ 4,855.9
Excise taxes	(199.3)	(229.4)	(367.6)	(414.7)
Net sales	2,260.4	2,344.0	4,223.8	4,441.2
Cost of product sold	(1,044.6)	(1,158.1)	(2,019.7)	(2,226.6)
Gross profit	1,215.8	1,185.9	2,204.1	2,214.6
Selling, general, and administrative expenses	(399.1)	(439.4)	(752.4)	(845.4)
Impairment of assets held for sale	22.0	(27.0)	(3.0)	(27.0)
Operating income (loss)	838.7	719.5	1,448.7	1,342.2
Income (loss) from unconsolidated investments	(80.7)	(1,324.7)	(651.9)	(2,255.3)
Interest expense	(100.2)	(111.6)	(200.2)	(226.2)
Loss on extinguishment of debt	(0.6)	(2.4)	(7.6)	(2.4)
Income (loss) before income taxes	657.2	(719.2)	589.0	(1,141.7)
(Provision for) benefit from income taxes	(135.4)	202.2	(239.8)	387.6
Net income (loss)	521.8	(517.0)	349.2	(754.1)
Net income (loss) attributable to noncontrolling interests	(9.7)	(8.2)	(15.0)	(16.5)
Net income (loss) attributable to CBI	$ 512.1	$ (525.2)	$ 334.2	$ (770.6)
Net income (loss) per common share attributable to CBI:				
Basic – Class A Common Stock	$ 2.68	$ (2.77)	$ 1.74	$ (4.08)
Basic – Class B Convertible Common Stock	$ 2.43	$ (2.52)	$ 1.58	$ (3.71)
Diluted – Class A Common Stock	$ 2.62	$ (2.77)	$ 1.71	$ (4.08)
Diluted – Class B Convertible Common Stock	$ 2.42	$ (2.52)	$ 1.58	$ (3.71)
Weighted average common shares outstanding:				
Basic – Class A Common Stock	170.078	168.310	169.841	168.215
Basic – Class B Convertible Common Stock	23.284	23.316	23.289	23.316
Diluted – Class A Common Stock	195.142	168.310	194.962	168.215
Diluted – Class B Convertible Common Stock	23.284	23.316	23.289	23.316
Cash dividends declared per common share:				
Class A Common Stock	$ 0.75	$ 0.75	$ 1.50	$ 1.50
Class B Convertible Common Stock	$ 0.68	$ 0.68	$ 1.36	$ 1.36

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)
(unaudited)

	Six Months Ended	
	August 31, 2020	August 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 349.2	$ (754.1)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Unrealized net (gain) loss on securities measured at fair value	244.9	1,666.6
Deferred tax provision (benefit)	196.1	(452.7)
Depreciation	142.7	169.1
Stock-based compensation	34.0	33.6
Equity in (earnings) losses of equity method investees and related activities, net of distributed earnings	408.1	580.3
Noncash lease expense	41.3	44.8
Impairment and amortization of intangible assets	2.7	13.9
Impairment of assets held for sale	3.0	27.0
Loss on inventory and related contracts	25.1	61.0
Loss on settlement of treasury lock contracts	(29.3)	—
Change in operating assets and liabilities, net of effects from purchases of businesses:		
Accounts receivable	(56.1)	(106.2)
Inventories	73.0	92.7
Prepaid expenses and other current assets	51.3	32.2
Accounts payable	116.7	3.9
Deferred revenue	21.8	34.0
Other accrued expenses and liabilities	(141.3)	(61.0)
Other	(38.3)	34.3
Total adjustments	1,095.7	2,173.5
Net cash provided by (used in) operating activities	1,444.9	1,419.4
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property, plant, and equipment	(277.8)	(355.2)
Purchases of businesses, net of cash acquired	(19.9)	(36.2)
Investments in equity method investees and securities	(217.4)	(33.0)
Proceed from sales of assets	18.1	—
Proceeds from sale of business	41.1	—
Other investing activities	0.6	(1.3)
Net cash provided by (used in) investing activities	(455.3)	(425.7)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of long-term debt	1,194.6	1,291.3
Principal payments of long-term debt	(1,536.4)	(1,331.5)
Net proceeds from (repayments of) short-term borrowings	(238.9)	(640.5)
Dividends paid	(287.6)	(285.0)
Purchases of treasury stock	—	(50.0)
Proceeds from shares issued under equity compensation plans	32.0	32.9
Payments of minimum tax withholdings on stock-based payment awards	(7.6)	(14.2)
Payments of debt issuance, debt extinguishment, and other financing costs	(18.2)	(8.0)
Distributions to noncontrolling interests	(10.0)	—
Net cash provided by (used in) financing activities	(872.1)	(1,005.0)
Effect of exchange rate changes on cash and cash equivalents	5.7	(1.0)
Net increase (decrease) in cash and cash equivalents	123.2	(12.3)
Cash and cash equivalents, beginning of period	81.4	93.6
Cash and cash equivalents, end of period	$ 204.6	$ 81.3

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATION OF REPORTED AND ORGANIC NET SALES
(in millions)
(unaudited)

For periods of acquisition, we define organic net sales as current period reported net sales less net sales of products of acquired businesses reported for the current period, as appropriate. For periods of divestiture, we define organic net sales as prior period reported net sales less net sales of products of divested businesses reported for the prior period, as appropriate. We provide organic net sales because we use this information in monitoring and evaluating the underlying business trends of our core operations. In addition, we believe this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance.

The divestitures impacting the periods below consist of the Black Velvet Divestiture (sold November 1, 2019) and the Ballast Point Divestiture (sold March 2, 2020).

	Three Months Ended			Six Months Ended		
	August 31, 2020	August 31, 2019	Percent Change	August 31, 2020	August 31, 2019	Percent Change
Consolidated net sales	$ 2,260.4	$ 2,344.0	(4%)	$ 4,223.8	$ 4,441.2	(5%)
Less: Black Velvet Divestiture [1]	—	(19.3)		—	(38.0)	
Less: Ballast Point Divestiture [2]	—	(24.7)		—	(53.3)	
Consolidated organic net sales	$ 2,260.4	$ 2,300.0	(2%)	$ 4,223.8	$ 4,349.9	(3%)
Beer net sales	$ 1,635.9	$ 1,640.4	—%	$ 3,020.0	$ 3,117.8	(3%)
Less: Ballast Point Divestiture [2]	—	(24.7)		—	(53.3)	
Beer organic net sales	$ 1,635.9	$ 1,615.7	1%	3,020.0	3,064.5	(1%)
Wine and Spirits net sales	$ 624.5	$ 703.6	(11%)	$ 1,203.8	$ 1,323.4	(9%)
Less: Black Velvet Divestiture [1]	—	(19.3)		—	(38.0)	
Wine and Spirits organic net sales	$ 624.5	$ 684.3	(9%)	$ 1,203.8	$ 1,285.4	(6%)

[1] For the periods June 1, 2019, through August 31, 2019, and March 1, 2019, through August 31, 2019, included in the three months and six months ended August 31, 2019, respectively.

[2] For the periods June 1, 2019, through August 31, 2019, and March 2, 2019, through August 31, 2019, included in the three months and six months ended August 31, 2019, respectively.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
SUPPLEMENTAL SHIPMENT AND DEPLETION INFORMATION
(unaudited)

	Three Months Ended			Six Months Ended		
	August 31, 2020	August 31, 2019	Percent Change	**August 31, 2020**	August 31, 2019	Percent Change
Beer						
(in millions, branded product, 24-pack, 12-ounce case equivalents)						
Shipment volume	**90.4**	91.9	(1.6%)	**166.6**	174.0	(4.3%)
Organic shipment volume [1]	**90.4**	91.2	(0.9%)	**166.6**	172.5	(3.4%)
Depletion volume [2] [3]			4.7%			5.1%
Wine and Spirits						
(in millions, branded product, 9-liter case equivalents)						
Shipment volume	**11.6**	14.4	(19.4%)	**22.4**	26.8	(16.4%)
Organic shipment volume [4]	**11.6**	13.9	(16.5%)	**22.4**	25.8	(13.2%)
U.S. Domestic shipment volume	**10.7**	13.5	(20.7%)	**20.6**	24.8	(16.9%)
U.S. Domestic organic shipment volume [4]	**10.7**	12.9	(17.1%)	**20.6**	23.7	(13.1%)
U.S. Domestic Power Brands shipment volume [5]	**5.7**	6.3	(9.5%)	**10.7**	10.8	(0.9%)
U.S. Domestic depletion volume [2] [6]			(3.3%)			(2.2%)
U.S. Domestic Power Brands depletion volume [2] [5]			(0.6%)			1.8%

[1] Includes an adjustment to remove shipment volume associated with the Ballast Point Divestiture for the periods June 1, 2019, through August 31, 2019, and March 2, 2019, through August 31, 2019, for the three months and six months ended August 31, 2019, respectively.

[2] Depletions represent distributor shipments of our respective branded products to retail customers, based on third-party data.

[3] Includes an adjustment to remove depletion volume associated with the Ballast Point Divestiture for the periods June 1, 2019, through August 31, 2019, and March 2, 2019, through August 31, 2019, for the three months and six months ended August 31, 2019, respectively.

[4] Includes an adjustment to remove shipment volume associated with the Black Velvet Divestiture for the periods June 1, 2019, through August 31, 2019, and March 1, 2019, through August 31, 2019, for the three months and six months ended August 31, 2019, respectively.

[5] U.S. Domestic Power Brands include the following brands and/or portfolio of brands:

Wine Brands			Wine Portfolio of Brands	Spirits Brands
• 7 Moons	• Drylands	• SIMI	• Charles Smith	• Casa Noble
• Auros	• Kim Crawford	• Spoken Barrel	• Prisoner	• High West
• Champagne Palmer & Co	• Meiomi		• Robert Mondavi	• Mi CAMPO
• Cooper & Thief	• Mount Veeder		• Schrader	• Nelson's Green Brier
• Crafters Union	• Nobilo [7]			• SVEDKA
• Cuvée Sauvage	• Ruffino			• The Real McCoy

[6] Includes an adjustment to remove depletion volume associated with the Black Velvet Divestiture for the periods June 1, 2019, through August 31, 2019, and March 1, 2019, through August 31, 2019, for the three months and six months ended August 31, 2019, respectively.

[7] Brand is expected to be divested by the end of third quarter of fiscal 2021.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
SUMMARIZED SEGMENT AND INCOME (LOSS) FROM UNCONSOLIDATED INVESTMENTS INFORMATION
(in millions)
(unaudited)

	Three Months Ended			Six Months Ended		
	August 31, 2020	August 31, 2019	Percent Change	August 31, 2020	August 31, 2019	Percent Change
Beer						
Segment net sales	$ 1,635.9	$ 1,640.4	—%	$ 3,020.0	$ 3,117.8	(3%)
Segment gross profit	$ 910.5	$ 913.3	—%	$ 1,680.2	$ 1,732.8	(3%)
% Net sales	*55.7 %*	*55.7 %*		*55.6 %*	*55.6 %*	
Segment operating income (loss)	$ 695.7	$ 685.3	2%	$ 1,273.5	$ 1,265.9	1%
% Net sales	*42.5 %*	*41.8 %*		*42.2 %*	*40.6 %*	
Wine and Spirits						
Wine net sales	$ 544.9	$ 611.1	(11%)	$ 1,044.5	$ 1,146.1	(9%)
Spirits net sales	79.6	92.5	(14%)	159.3	177.3	(10%)
Segment net sales	$ 624.5	$ 703.6	(11%)	$ 1,203.8	$ 1,323.4	(9%)
Segment gross profit	$ 276.5	$ 292.1	(5%)	$ 540.4	$ 563.8	(4%)
% Net sales	*44.3 %*	*41.5 %*		*44.9 %*	*42.6 %*	
Segment operating income (loss)	$ 161.5	$ 160.4	1%	$ 325.5	$ 321.2	1%
% Net sales	*25.9 %*	*22.8 %*		*27.0 %*	*24.3 %*	
Segment income (loss) from unconsolidated investments	$ (2.4)	$ (1.0)	NM	$ 1.1	$ 3.0	(63%)
Corporate Operations and Other						
Segment operating income (loss)	$ (59.4)	$ (53.7)	(11%)	$ (109.9)	$ (97.4)	(13%)
Segment income (loss) from unconsolidated investments	$ 0.3	$ (0.2)	NM	$ 0.5	$ (1.3)	NM
Canopy equity earnings (losses) [1]	$ (34.1)	$ (54.7)	38%	$ (65.8)	$ (109.1)	40%
Consolidated operating income (loss)	$ 838.7	$ 719.5	17%	$ 1,448.7	$ 1,342.2	8%
Comparable Adjustments	(40.9)	72.5	NM	40.4	147.5	NM
Comparable operating income (loss)	$ 797.8	$ 792.0	1%	$ 1,489.1	$ 1,489.7	—%
Consolidated income (loss) from unconsolidated investments	$ (80.7)	$ (1,324.7)	94%	$ (651.9)	$ (2,255.3)	71%
Comparable Adjustments	44.5	1,268.8	NM	587.7	2,147.9	NM
Comparable income (loss) from unconsolidated investments	$ (36.2)	$ (55.9)	35%	$ (64.2)	$ (107.4)	40%
Consolidated EBIT	$ 761.6	$ 736.1	3%	$ 1,424.9	$ 1,382.3	3%

[1] We recognize our equity in earnings (losses) for Canopy on a two-month lag. The summarized financial information below represents 100% of Canopy's reported results, prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"), and converted from Canadian dollars to U.S. dollars using the applicable weighted average exchange rates.

	Three Months Ended		Six Months Ended	
	August 31, 2020	August 31, 2019	August 31, 2020	August 31, 2019
Net sales	$ 79.7	$ 67.7	$ 160.0	$ 138.4
Gross profit (loss)	$ 4.7	$ 9.8	$ (52.6)	$ 21.1
% Net sales	*5.9 %*	*14.5 %*	*(32.9)%*	*15.2 %*
Operating income (loss)	$ (124.4)	$ (160.5)	$ (857.6)	$ (330.5)
% Net sales	*NM*	*NM*	*NM*	*NM*

NM=Not Meaningful

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
(in millions, except per share data)
(unaudited)

We report our financial results in accordance with GAAP. However, non-GAAP financial measures, as defined in the reconciliation tables below, are provided because we use this information in evaluating the results of our core operations and/or internal goal setting. In addition, we believe this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance. See the tables below for supplemental financial data and corresponding reconciliations of these non-GAAP financial measures to GAAP financial measures for the periods presented. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. Please refer to our website at http://www.cbrands.com/investors/reporting for a more detailed description and further discussion of these non-GAAP financial measures.

	Three Months Ended August 31, 2020			Three Months Ended August 31, 2019			Percent Change - Reported Basis (GAAP)	Percent Change - Comparable Basis (Non-GAAP)
	Reported Basis (GAAP)	Comparable Adjustments	Comparable Basis (Non-GAAP)	Reported Basis (GAAP)	Comparable Adjustments	Comparable Basis (Non-GAAP)		
Net sales	$ 2,260.4		$ 2,260.4	$ 2,344.0		$ 2,344.0	(4%)	(4%)
Cost of product sold	(1,044.6)	$ (28.8)		(1,158.1)	$ 19.5			
Gross profit	1,215.8	(28.8)	$ 1,187.0	1,185.9	19.5	$ 1,205.4	3%	(2%)
Selling, general, and administrative expenses	(399.1)	9.9		(439.4)	26.0			
Impairment of assets held for sale	22.0	(22.0)		(27.0)	27.0			
Operating income (loss)	838.7	(40.9)	$ 797.8	719.5	72.5	$ 792.0	17%	1%
Income (loss) from unconsolidated investments	(80.7)	44.5		(1,324.7)	1,268.8			
EBIT			$ 761.6			$ 736.1	NA	3%
Interest expense	(100.2)			(111.6)				
Loss on extinguishment of debt	(0.6)	0.6		(2.4)	2.4			
Income (loss) before income taxes	657.2	4.2	$ 661.4	(719.2)	1,343.7	$ 624.5	191%	6%
(Provision for) benefit from income taxes [1]	(135.4)	23.0		202.2	(289.1)			
Net income (loss)	521.8	27.2		(517.0)	1,054.6			
Net income (loss) attributable to noncontrolling interests	(9.7)			(8.2)				
Net income (loss) attributable to CBI	$ 512.1	$ 27.2	$ 539.3	$ (525.2)	$ 1,054.6	$ 529.4	198%	2%
EPS [2]	$ 2.62	$ 0.14	$ 2.76	$ (2.77)	$ 5.41	$ 2.72	195%	1%
Weighted average common shares outstanding – diluted [3]	195.142		195.142	168.310	26.621	194.931		
Gross margin	53.8 %		52.5 %	50.6 %		51.4 %		
Operating margin	37.1 %		35.3 %	30.7 %		33.8 %		
Effective tax rate	20.6 %		17.0 %	28.1 %		13.9 %		

Comparable Adjustments	Three Months Ended August 31, 2020				Three Months Ended August 31, 2019			
	Acquisitions, Divestitures, and Related Costs (4)	Restructuring and Other Strategic Business Development Costs (5)	Other (6)	Total	Acquisitions, Divestitures, and Related Costs (4)	Restructuring and Other Strategic Business Development Costs (5)	Other (6)	Total
Cost of product sold	$ (0.1)	$ (0.8)	$ 29.7	$ 28.8	$ (0.8)	$ (19.8)	$ 1.1	$ (19.5)
Selling, general, and administrative expenses	$ (6.0)	$ (5.8)	$ 1.9	$ (9.9)	$ (3.2)	$ 0.5	$ (23.3)	$ (26.0)
Impairment of assets held for sale	$ —	$ 22.0	$ —	$ 22.0	$ —	$ (27.0)	$ —	$ (27.0)
Operating income (loss)	$ (6.1)	$ 15.4	$ 31.6	$ 40.9	$ (4.0)	$ (46.3)	$ (22.2)	$ (72.5)
Income (loss) from unconsolidated investments	$ (0.4)	$ (3.4)	$ (40.7)	$ (44.5)	$ (9.7)	$ —	$ (1,259.1)	$ (1,268.8)
Loss on extinguishment of debt	$ —	$ —	$ (0.6)	$ (0.6)	$ —	$ —	$ (2.4)	$ (2.4)
(Provision for) benefit from income taxes (1)	$ 0.5	$ (8.7)	$ (14.8)	$ (23.0)	$ 3.3	$ 11.1	$ 274.7	$ 289.1
Net income (loss) attributable to CBI	$ (6.0)	$ 3.3	$ (24.5)	$ (27.2)	$ (10.4)	$ (35.2)	$ (1,009.0)	$ (1,054.6)
EPS (2)	$ (0.03)	$ 0.02	$ (0.13)	$ (0.14)	$ (0.05)	$ (0.18)	$ (5.18)	$ (5.41)

(1) The effective tax rate applied to each Comparable Adjustment amount is generally based upon the jurisdiction in which the Comparable Adjustment was recognized. For the three months and six months ended August 31, 2020, the (provision for) benefit from income taxes includes the recognition of a net income tax provision primarily related to unrealized net loss from the mark to fair value of our investments in Canopy Growth Corporation ("Canopy"). For the six months ended August 31, 2020, the (provision for) benefit from income taxes also includes a net income tax provision recognized as a result of adjustments to valuation allowances and a net income tax provision related to legislative and governmental initiatives under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). For the six months ended August 31, 2019, the (provision for) benefit from income taxes includes a net income tax benefit recognized for the reversal of a valuation allowance related to capital loss carryforwards as a result of classifying assets held for sale in connection with the definitive agreement to sell a portion of the wine and spirits business to E. & J. Gallo Winery.

(2) May not sum due to rounding as each item is computed independently. For the three months and six months ended August 31, 2019, the comparable adjustments and comparable basis diluted net income per share are calculated on a fully dilutive basis. (3)

(3) We have excluded the following weighted average common shares outstanding from the calculation of diluted net income (loss) per common share, as the effect of including these would have been anti-dilutive, in millions:

	For the Three Months Ended August 31, 2019	For the Six Months Ended August 31, 2019
Class B Convertible Common Stock	23.316	23.317
Stock-based awards, primarily stock options	3.305	3.368

(4) For the three months ended August 31, 2020, acquisitions, divestitures, and related costs primarily consist of a loss in connection with working capital adjustments on the sale of the Black Velvet Canadian Whisky business and transaction costs associated with the pending sale of a portion of the wine and spirits business. For the three months ended August 31, 2019, acquisitions, divestitures, and related costs consist primarily of flow through of inventory basis adjustments associated with our investment in Canopy as well as Canopy's transaction related costs for acquisitions.

(5) For the three months ended August 31, 2020, and August 31, 2019, restructuring and other strategic business development costs consist primarily of a reduction to the previously recognized impairment of long-lived assets held for sale, and the impairment of long lived assets held for sale, respectively, within the wine and spirits segment. For the three months ended August 31, 2020, and August 31, 2019, restructuring and other strategic business development costs also consist of costs to optimize our portfolio, gain efficiencies, and reduce our cost structure within the wine and spirits segment.

(6) For the three months ended August 31, 2020, other consists primarily of an unrealized net loss from the mark to fair value of our investments in Canopy and costs associated with Canopy equity losses, partially offset by a net gain from the mark to fair value of undesignated commodity derivative contracts. For the three months ended August 31, 2019, other consists primarily of an unrealized net loss from the mark to fair value of our investments in Canopy and costs associated with Canopy equity losses, partially offset by an unrealized gain from the June 2019 modification of the terms of the November 2018 Canopy Warrants.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions except per share data)
(unaudited)

	Six Months Ended August 31, 2020			Six Months Ended August 31, 2019			Percent Change - Reported Basis (GAAP)	Percent Change - Comparable Basis (Non-GAAP)
	Reported Basis (GAAP)	Comparable Adjustments	Comparable Basis (Non-GAAP)	Reported Basis (GAAP)	Comparable Adjustments	Comparable Basis (Non-GAAP)		
Net sales	$ 4,223.8		$ 4,223.8	$ 4,441.2		$ 4,441.2	(5%)	(5%)
Cost of product sold	(2,019.7)	$ 16.5		(2,226.6)	$ 82.0			
Gross profit	2,204.1	16.5	$ 2,220.6	2,214.6	82.0	$ 2,296.6	—%	(3%)
Selling, general, and administrative expenses	(752.4)	20.9		(845.4)	38.5			
Impairment of assets held for sale	(3.0)	3.0		(27.0)	27.0			
Operating income (loss)	1,448.7	40.4	$ 1,489.1	1,342.2	147.5	$ 1,489.7	8%	—%
Income (loss) from unconsolidated investments	(651.9)	587.7		(2,255.3)	2,147.9			
EBIT			$ 1,424.9			$ 1,382.3	NA	3%
Interest expense	(200.2)			(226.2)				
Loss on extinguishment of debt	(7.6)	7.6		(2.4)	2.4			
Income (loss) before income taxes	589.0	635.7	$ 1,224.7	(1,141.7)	2,297.8	$ 1,156.1	152%	6%
(Provision for) benefit from income taxes [1]	(239.8)	17.1		387.6	(568.0)			
Net income (loss)	349.2	652.8		(754.1)	1,729.8			
Net income (loss) attributable to noncontrolling interests	(15.0)			(16.5)				
Net income (loss) attributable to CBI	$ 334.2	$ 652.8	$ 987.0	$ (770.6)	$ 1,729.8	$ 959.2	143%	3%
EPS [2]	$ 1.71	$ 3.35	$ 5.06	$ (4.08)	$ 8.88	$ 4.92	142%	3%
Weighted average common shares outstanding – diluted [3]	194.962		194.962	168.215	26.684	194.899		
Gross margin	52.2 %		52.6 %	49.9 %		51.7 %		
Operating margin	34.3 %		35.3 %	30.2 %		33.5 %		
Effective tax rate	40.7 %		18.2 %	33.9 %		15.6 %		

Comparable Adjustments	Six Months Ended August 31, 2020				Six Months Ended August 31, 2019			
	Acquisitions, Divestitures, and Related Costs [7]	Restructuring and Other Strategic Business Development Costs [8]	Other [9]	Total	Acquisitions, Divestitures, and Related Costs [7]	Restructuring and Other Strategic Business Development Costs [8]	Other [9]	Total
Cost of product sold	$ (0.1)	$ (25.1)	$ 8.7	$ (16.5)	$ (1.2)	$ (67.8)	$ (13.0)	$ (82.0)
Selling, general, and administrative expenses	$ (7.4)	$ (8.9)	$ (4.6)	$ (20.9)	$ 6.0	$ (23.1)	$ (21.4)	$ (38.5)
Impairment of assets held for sale	$ —	$ (3.0)	$ —	$ (3.0)	$ —	$ (27.0)	$ —	$ (27.0)
Operating income (loss)	$ (7.5)	$ (37.0)	$ 4.1	$ (40.4)	$ 4.8	$ (117.9)	$ (34.4)	$ (147.5)
Income (loss) from unconsolidated investments	$ (0.9)	$ (238.8)	$ (348.0)	$ (587.7)	$ (19.0)	$ —	$ (2,128.9)	$ (2,147.9)
Loss on extinguishment of debt	$ —	$ —	$ (7.6)	$ (7.6)	$ —	$ —	$ (2.4)	$ (2.4)
(Provision for) benefit from income taxes [1]	$ (23.1)	$ 13.2	$ (7.2)	$ (17.1)	$ 57.5	$ 28.5	$ 482.0	$ 568.0
Net income (loss) attributable to CBI	$ (31.5)	$ (262.6)	$ (358.7)	$ (652.8)	$ 43.3	$ (89.4)	$ (1,683.7)	$ (1,729.8)
EPS [2]	$ (0.16)	$ (1.35)	$ (1.84)	$ (3.35)	$ 0.22	$ (0.46)	$ (8.64)	$ (8.88)

(7) For the six months ended August 31, 2020, acquisitions, divestitures, and related costs consist primarily of a net income tax provision recognized for the adjustments to valuation allowances, a net loss on foreign currency contracts, loss in connection with working capital adjustments on the sale of the Black Velvet Canadian Whisky business, and transaction costs associated with the pending sale of a portion of the wine and spirits business, partially offset by a net gain recognized in connection with a vineyard sale. For the six months ended August 31, 2019, acquisitions, divestitures, and related costs consist primarily of a net income tax benefit recognized for the reversal of a valuation allowance and a gain related to the remeasurement of our previously held equity interest in Nelson's Green Brier to the acquisition-date fair value, partially offset by flow through of inventory basis adjustments associated with our investment in Canopy as well as Canopy's transaction related costs for acquisitions.

(8) For the six months ended August 31, 2020, restructuring and other strategic business development costs consist primarily of equity losses from Canopy related to costs designed to improve their organizational focus, streamline operations, and align product capability with projected demand. The six months ended August 31, 2020, and August 31, 2019, also included costs to optimize our portfolio, gain efficiencies, reduce our cost structure, and impairments of long-lived assets held for sale within the wine and spirits segment.

(9) For the six months ended August 31, 2020, other consists primarily of an unrealized net loss from the mark to fair value of our investments in Canopy, costs associated with Canopy equity losses, a net income tax provision related to the CARES Act, and incremental costs incurred related to the COVID-19 pandemic, partially offset by a net gain from the mark to fair value of undesignated commodity derivative contracts. For the six months ended August 31, 2019, other consists primarily of an unrealized net loss from the mark to fair value of our investments in Canopy and costs associated with Canopy equity losses, partially offset by an unrealized gain from the June 2019 modification of terms of the November 2018 Canopy Warrants.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)

(in millions, except per share data)

(unaudited)

Canopy Equity Earnings (Losses) and Related Activities ("Canopy EIE")

Canopy EIE non-GAAP financial measures are provided because management uses this information to monitor our investment in Canopy. In addition, we believe this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance.

	Three Months Ended		Six Months Ended	
	August 31, 2020	August 31, 2019	August 31, 2020	August 31, 2019
Equity earnings (losses) and related activities- reported basis, Canopy EIE (GAAP) [1]	**$ (31.0)**	**$ (484.4)**	**$ (408.6)**	**$ (590.4)**
Comparable Adjustments [2][3]	(3.1)	429.7	342.8	481.3
Equity losses and related activities - comparable basis, Canopy EIE (Non-GAAP)	**(34.1)**	**(54.7)**	**(65.8)**	**(109.1)**
(Provision for) benefit from income taxes [3]	5.3	16.3	9.9	31.9
Net income (loss) attributable to CBI - comparable basis, Canopy EIE (Non-GAAP)	**$ (28.8)**	**$ (38.4)**	**$ (55.9)**	**$ (77.2)**

	Three Months Ended		Six Months Ended	
	August 31, 2020	August 31, 2019	August 31, 2020	August 31, 2019
EPS - reported basis, Canopy EIE (GAAP)	**$ (0.13)**	**$ (1.93)**	**$ (2.06)**	**$ (2.35)**
Comparable Adjustments - Canopy EIE (Non-GAAP)	(0.02)	1.68	1.72	1.89
EPS - comparable basis, Canopy EIE (Non-GAAP) [4]	**$ (0.15)**	**$ (0.20)**	**$ (0.29)**	**$ (0.40)**

	Three Months Ended					
	August 31, 2020			August 31, 2019		
	Income (loss) before income taxes	(Provision for) benefit from income taxes [3]	Effective tax rate [6]	Income (loss) before income taxes	(Provision for) benefit from income taxes [3]	Effective tax rate [6]
Reported basis (GAAP)	$ 657.2	$ (135.4)	20.6 %	(719.2)	202.2	28.1 %
Comparable Adjustments - (Non-GAAP)	4.2	23.0		1,343.7	(289.1)	
Comparable basis (Non-GAAP)	**661.4**	**(112.4)**	17.0 %	**$ 624.5**	**$ (86.9)**	13.9 %
Comparable basis, Canopy EIE (Non-GAAP)	(34.1)	5.3		(54.7)	16.3	
Comparable basis, excluding Canopy EIE (Non-GAAP)	**$ 695.5**	**$ (117.7)**	16.9 %	**$ 679.2**	**$ (103.2)**	15.2 %

	Three Months Ended		Six Months Ended	
	August 31, 2020	August 31, 2019	August 31, 2020	August 31, 2019
EPS - comparable basis (Non-GAAP) [5]	**$ 2.76**	**$ 2.72**	**$ 5.06**	**$ 4.92**
Comparable basis, Canopy EIE (Non-GAAP)	(0.15)	(0.20)	(0.29)	(0.40)
EPS - comparable basis, excluding Canopy EIE (Non-GAAP) [4]	**$ 2.91**	**$ 2.91**	**$ 5.35**	**$ 5.32**

(1) Equity earnings (losses) and related activities are included in income (loss) from unconsolidated investments.

(2) Comparable Adjustments, Canopy EIE include: restructuring and other strategic business development costs, unrealized net (gain) loss from the mark to fair value of securities measured at fair value and related activities, flow through of inventory step-up, share-based compensation expense related to acquisition milestones, acquisition costs, loss on dilution due to Canopy's issuance of additional stock, and other (gains) losses.

(3) The Comparable Adjustment effective tax rate applied to each Comparable Adjustment amount is generally based upon the jurisdiction in which the adjustment was recognized. The benefit from income taxes effective tax rate applied to our equity in earnings (losses) of Canopy is generally based on the tax rates of the legal entities that hold our investment.

(4) May not sum due to rounding as each item is computed independently. For the three months and six months ended August 31, 2019, the comparable adjustments and comparable basis diluted net income per share are calculated on a fully dilutive basis.

(5) See reconciliation of the applicable non-GAAP financial measures on pages 12 and 14.

(6) Effective tax rate is not considered a GAAP financial measure, for purposes of this reconciliation, we derived the reported GAAP measure based on GAAP results, which serves as the basis for the reconciliation to the comparable non-GAAP financial measure.

Free Cash Flow

Free cash flow, as defined in the reconciliation below, is considered a liquidity measure and is considered to provide useful information to investors about the amount of cash generated, which can then be used, after required debt service and dividend payments, for other general corporate purposes. A limitation of free cash flow is that it does not represent the total increase or decrease in the cash balance for the period. Free cash flow should be considered in addition to, not as a substitute for, or superior to, cash flow from operating activities prepared in accordance with GAAP.

	Six Months Ended	
	August 31, 2020	August 31, 2019
Net cash provided by operating activities (GAAP)	$ **1,444.9**	$ 1,419.4
Purchases of property, plant, and equipment	(277.8)	(355.2)
Free cash flow (Non-GAAP)	$ **1,167.1**	$ 1,064.2